February 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Melissa N. Rocha
Senior Assistant Chief Accountant

	Re:	RPM International Inc.
Form 10-K for the Fiscal Year Ended May 31, 2014
Filed August 14, 2014
Form 10-Q for the Period Ended November 30, 2014
Filed January 7, 2015
File No. 1-14187

Dear Ms. Rocha:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated February 6, 2015. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.

Form 10-K for the year ended May 31, 2014

Exhibit 13.1

Note Q — Segment Information, page 69

SEC Comment #1:

Your segment footnote disclosure makes reference to various products and services within each reportable segment including, but not limited to, construction chemicals, roofing systems, nail care enamels, caulks, and adhesives. Please refer to ASC 280-10-50-40 and tell us how you considered reporting the amount of revenues from external customers for each of these products and services.

Securities and Exchange Commission

February 23, 2015

Response:

In response to this comment, the Company acknowledges the guidance provided by ASC 280-10-50-40, which includes the requirement to disclose either revenues from external customers for each product and service or each “group of similar products and services,” unless it is impracticable to do so. The practicality of providing this level of detail is directly related to the Company’s management and reporting structure.

The Company has subsidiaries that operate manufacturing facilities in more than 80 locations around the world. The Company acknowledges that some of its businesses provide unique product lines and services that are not provided by any other of the Company’s businesses, while some of its products or services are sold across various businesses. Further, the Company’s businesses may recognize financial results on a different basis than each other, such as information based upon the type of product sold, end user served, geographic region, sales channel or other factor unique to the specific business.

ASC 280-10-50-40 requires the disclosure of enterprise-wide revenues from external customers for each product or service or each group of similar products and services. As the Company believes that its revenues are from a group of similar products — those being each of consumer and industrial products — the Company does not believe that further breakdown of revenues from those revenues reported in the Company’s general purpose financial statements is required. Further, the Company’s general ledger system, which is used to produce its general purpose financial statements, does not accumulate or track revenue by product line as the Company does not manage its business in that manner, and would not find the process of tracking such information to be practical. Therefore, it is impracticable to prepare and report enterprise-wide product and service revenue disclosures under ASC 280-10-50-40 as the information is not available. Accordingly, the Company currently provides the following statement in its Segment Information footnote, found on page 71 of the Form 10-K for the fiscal year ended May 31, 2014:

It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

Form 10-Q for the Period Ended November 30, 2014

Note 2 — Specialty Products Holding Corp., page 7

SEC Comment #2:

You disclose on page nine that in the third quarter of fiscal 2015, you concluded it was possible that $347.5 million of unremitted foreign earnings could be repatriated to the U.S. in the foreseeable future to fund the trust contributions related to asbestos

Securities and Exchange Commission

February 23, 2015

claimants. Please explain to us how you determined that this conclusion was reached during the third quarter of fiscal 2015. We note that in a Form 8-K filed on July 28, 2015, you announced that you reached an agreement in principal about the plan to fund a trust for the benefit of current and future asbestos personal injury claimants. You also indicated in that Form 8-K that you expected the consummation of the bankruptcy plan by the end of fiscal 2015. Please explain how you planned to fund the initial $450 million payment to the trust at the time you filed the Form 8-K and how those plans changed up until the time you filed your Form 10-Q for the period ended November 30, 2014.

Response:

The Company issued a press release on July 28, 2014 (which was subsequently filed on a Form 8-K dated that same date), whereby the Company disclosed that it had entered into an agreement in principle with the official representatives of current and future claimants to resolve all present and future asbestos personal injury claims related to Bondex International, Inc. (“Bondex”) and other related entities (together with Bondex, the “Filed Entities”). The agreement contemplated the filing of a plan of reorganization (the “Plan”) with the Bankruptcy Court, which was later filed on September 26, 2014. Upon the Plan becoming effective (the “Effective Date”), the Company would regain control of Specialty Products Holding Corp. and its subsidiaries. The Plan was subject to approval of the claimants, as well as the Bankruptcy Court and U.S. District Court (collectively the “Courts”). Under the terms of the agreement in principle, a trust (the “Trust”) was to be established which, upon the Effective Date, would be funded with $450 million in cash and one or more promissory notes, totaling $347.5 million and bearing no interest, with the promissory notes maturing on or before the fourth anniversary of the Effective Date. Furthermore, the Company disclosed that the funding of the Trust may be satisfied by utilizing a combination of the Company’s revolving credit facilities, available cash resources, or by financing all or a portion of the contributions through the debt capital markets. At that time, and through November 30, 2014, the Company had both the intent and the ability to utilize U.S. resources for the initial and future funding.

As previously disclosed, there was substantial uncertainty as to whether the Plan would be confirmed. This substantial uncertainty remained through December 10, 2014, the date the Plan was confirmed. As disclosed in the Company’s Form 10-Q for the period ended November 30, 2014, the Plan was confirmed during the third quarter on December 10, 2014 with an Effective Date of December 23, 2014.

Securities and Exchange Commission

February 23, 2015

In accordance with the Plan, the Trust was initially funded with cash contributions of $450 million on the Effective Date (December 23, 2014). Consistent with those previously disclosed funding options, the Company used available U.S. cash and its revolving credit facilities for the initial funding of the Trust. In addition to the initial $450 million funding, future obligations, in the form of promissory notes, totaling $347.5 million were established and contributed to the Trust on the Effective Date.

Consistent with guidance provided in ASC 740-30, the Company took into consideration the increased liquidity requirements of the parent that occurred during the third quarter and the impact on the Company’s plan for reinvestment of undistributed earnings. In evaluating the plan for reinvestment of undistributed earnings, the Company considered capital investment plans, business growth plans of its non-U.S. subsidiaries, and projected working capital and other needs in locations where the earnings are generated. Additionally, the Company analyzed the impact of continued leverage on the Company’s debt covenants, available liquidity, cash flow needs to fund growth initiatives, options to fund future Trust obligations, maintenance of the Company’s investment grade rating, and considered the potential uncertainty in whether the Company would access the debt markets in the future.

Accordingly, due to the circumstances and analytics noted above, the Company concluded it was reasonably possible that a portion of undistributed earnings could not be permanently reinvested. More specifically, the Company concluded that it no longer met the exception of ASC 740-30-25-17 with respect to the future settlement of the promissory notes (i.e., future payments totaling $347.5 million).

Securities and Exchange Commission

February 23, 2015

ASC 740-30-25-19, which states in pertinent part, “[i]f circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent entity, it shall accrue as an expense of the current period income taxes attributable to that remittance; income tax expense for such undistributed earnings shall not be accounted for as an extraordinary item.” Consistent with ASC 740-30-25-19, the Company’s change in indefinite reinvestment assertion will be properly reflected in Company’s third quarter of fiscal 2015. The Company further concluded that it was prudent to disclose in its Form 10-Q for the period ended November 30, 2014 the subsequent change in its indefinite reinvestment assertion given the significant impact on future periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 25

SEC Comment #3:

In your Form 8-K filed on January 7, 2015, your CEO indicated that in your industrial segment, you “do not see a near-term turnaround in the European economies and expect continued strengthening of the U.S. dollar to continue negatively impacting results on translation”. Additionally, we note that the challenging European environment led, in part, to a reduction of your diluted EPS guidance for the remainder of fiscal 2015. In light of these factors, please tell us how you considered ASC 350-20-35-30 in determining the need for an interim goodwill impairment evaluation for your reporting units most affected by the European economic environment as of November 30, 2014.

Response:

In response to this comment, the Company acknowledges the guidance provided by ASC 350-20-35-30, which includes the requirement to test the goodwill of a reporting unit for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In determining the need for an interim goodwill impairment evaluation, the Company considers various relevant factors and circumstances, which include, but are not limited to, the following factors:

•	Macroeconomic conditions, including fluctuations in foreign exchange rates;

•	Industry and market considerations, including the competitive environment;

•	Cost factors, such as increases in raw materials or other costs;

•	Overall financial performance such as negative or declining cash flows, or declines in planned revenue and earnings;

Securities and Exchange Commission

February 23, 2015

•	Other relevant entity-specific events such as changes in key personnel, customers, or litigation; and

•	Events specific to each reporting unit, including a change in the carrying amount of its net assets.

The Company may also consider the result of the most recent goodwill impairment test. Specifically, the Company assesses the significance of the excess of a reporting units’ estimated fair value over its carrying value. Additionally, the Company considers the significance of the goodwill balance for its reporting units, and whether individually or in the aggregate, the balance could materially impact the Company’s operating results.

For the reporting units most affected by the European economic environment, the Company considered items used to estimate fair value, such as earnings and cash flow forecasts. The Company noted revisions to cash flow forecasts, including reductions to previously planned capital expenditures. The Company also considered the relative impact of exchange rates on the carrying values of the reporting units, including the impact of exchange rates on goodwill balances.

More specifically, the Company has one reporting unit with a significant amount of goodwill that generates the vast majority of its sales from European customers. This reporting unit was tested for impairment during fiscal 2014 utilizing a quantitative assessment. This testing indicated that the fair value of this reporting unit exceeded the carrying value by approximately 44%. The remainder of the Company’s reporting units were only partially impacted by the economic environment in Europe, as these units serve a diverse group of domestic and foreign markets.

After assessing the totality of events and circumstances described above, the Company determined that it is not more likely than not that the fair value of any of its reporting units is less than its carrying amount at November 30, 2014. The Company will continue to monitor the performance of each of its reporting units for indicators of potential impairment. The Company acknowledges the importance of recognizing incipient problems that might lead to an impairment charge, and the importance of disclosing such issues at the earliest possible time in the Company’s financial statements.

Securities and Exchange Commission

February 23, 2015

Results of Operations, page 33

SEC Comment #4:

In your January 7, 2015 earnings call, your CEO described underperforming small project paints, caulks, and sealants and patch repair products as one of three “major areas that impacted” your second quarter performance. He also indicated that the Kirker fingernail enamel business experienced various temporary challenges which resulted in a “significant negative impact” to your net income. Despite being characterized as major drivers of your second quarter results, none of the challenges faced by these product groups appear to have been specifically described in your MD&A for the three and six month periods ended November 30, 2014. Please provide draft disclosure to be included in future filings that improves transparency for investors about the specific products and services that had the most significant impact on your results for the periods presented.

Response:

The Company maintains a highly diverse portfolio of hundreds of products. Generally, the sales of one specific product will not significantly impact changes in the Company’s results from period to period. However, from time to time, sales of larger product categories, such as the small project paints, caulks and sealants, patch and repair products, and fingernail coatings sold in the Company’s consumer segment mentioned in the January 7, 2015 earnings call, may either exceed or underperform the Company’s expectations. To provide greater transparency for investors, the Company proposes adding disclosure similar to the following (underlined below) to future filings when describing product lines or businesses having a significant impact on the Company’s results for the periods presented:

Three Months Ended November 30, 2014

Net Sales. Consolidated net sales of $1.1 billion for the quarter remained flat versus last year’s second quarter. Growth in sales from acquisitions of 0.9% was offset by an organic decline in sales of 0.9%, including an unfavorable foreign exchange impact of 2.5%. Industrial segment net sales for the current quarter were up 1.4% to $718.3 million due to organic growth of 0.7%, including an unfavorable foreign exchange impact of 3.3%, and acquisition growth of 0.7%. The consumer segment generated net sales of $352.8 million, or a decline of 2.8% in net sales during the current quarter versus the same period a year ago, due to decline in organic sales of 4.2%, including an unfavorable foreign exchange impact of 1.3%, offset slightly by the growth contributed from acquisitions of 1.4%. The decline in organic sales resulted in part from lower sales in two consumer segment product lines as our small project paints, caulks and sealants,

Securities and Exchange Commission

February 23, 2015

and patch and repair products were affected by weather-driven inventory adjustments by our customers, while the decline in fingernail coatings was primarily attributable to: (i) comparisons to strong performance in the prior year period when a load-in with a major customer was taking place and (ii) a slightly declining nail market during the current fiscal year.

Six Months Ended November 30, 2014, page 34

SEC Comment #5:

Your discussion of gross profit margin on page 35 indicates that unfavorable product mix, unfavorable foreign exchange and higher raw material costs all resulted in a decline in your consolidated gross profit margin for the six months ended November 30, 2014. Where multiple factors impact the changes in your results of operations between the periods presented, the impact of each factor should be separately quantified where possible. Please provide draft disclosure to be included in future filings that quantifies the impact of each factor and more fully describes which products contributed to the decline in gross profit margin during the periods presented.

Response:

In response to this comment, the Company proposes adding disclosure similar to the following to future filings, when multiple factors impact the changes in the Company’s results between the periods presented, to separately quantify the impact of each such factor. Please note that for the six month periods ended November 30, 2014 and 2013, the Company’s consolidated gross profit margin remained relatively consistent with the prior period, decreasing by only 0.5%. While the three factors identified in the Company’s MD&A each contributed to that modest decline in gross margin, one of those factors (unfavorable product mix) accounted for substantially all of the decline (the other identified factors each contributed approximately 0.1%, and were offset by the effect of price increases). In order to avoid the potential for investor confusion, should similar circumstances arise in the future, the Company will instead simply reference only one such factor if it substantially drives the period-over-period change:

Our consolidated gross profit margin decreased to 42.3% of net sales for the first six months of fiscal 2015 versus a consolidated gross profit margin of 42.8% for the comparable period a year ago ~~reflecting the impact of~~. Substantially all of the decline in our consolidated gross profit margin resulted from an unfavorable mix of product sales, reflecting a lower sales contribution from certain higher margin products during the current period versus the same period a year ago.

Securities and Exchange Commission

February 23, 2015

SEC Comment #6:

You disclose on page 35 that warranty expense for the six months ended November 30, 2014 increased by approximately $2.7 million from the comparable prior year period and that it is typical for warranty expense to fluctuate from period to period. We also note from your warranty accrual rollforward on page 19 that deduction from the accrual were nearly $20 million during the six months ended November 30, 2014, representing a 65% increase over the comparable prior year period. Please tell us the nature of any specific issues that caused this increase in warranty claims activity. If applicable, please also tell us the scope of the specific warranty issues and how long you anticipate this higher level of warranty claims activity to continue.

Response:

The Company acknowledges the significant increase in deductions to its warranty accrual, primarily for claims paid, during the six months ended November 30, 2014 versus the same period during fiscal 2013. Related to the claims that were ultimately paid during the current fiscal year, the Company had included the following disclosure at page 31 of its Annual Report on Form 10-K for the year ended May 31, 2014:

Additionally, warranty expense for fiscal 2014 increased by $10.3 million versus fiscal 2013, mainly in our waterproofing and industrial coatings product lines, but also more recently in certain consumer segment product lines versus historical averages due to product mix.

The Company acknowledges that its warranty expense fluctuates from period to period. During the fourth quarter of fiscal 2014, the Company experienced an increase in warranty expense as compared to prior periods mainly due to: (i) the settlement of a warranty claim by a specific customer within our industrial segment; and (ii) the identification of quality issues related to a specific product within our deck coating product line. The majority of the claims related to these two matters were paid during the six months ended November 30, 2014, and the Company currently considers each matter to be resolved. The Company concluded that neither of these matters were individually material for disclosure purposes, and does not currently anticipate this higher level of warranty claims activity to continue.

In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission

February 23, 2015

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Russell L. Gordon

Edward W. Moore

Thomas F. McKee

Attachment 1

Acknowledgement

In connection with the submission of its response to the comments issued in the U.S. Securities and Exchange Commission, Division of Corporation Finance’s letter of February 6, 2015, RPM International Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RPM International Inc.

/s/ Edward W. Moore

Edward W. Moore
Senior Vice President, General Counsel and
Chief Compliance Officer

Dated February 23, 2015